Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Royal Standard Minerals Inc. (the “Company” or “Royal Standard”) 50 Richmond Street East Suite 101 Toronto, ON M5C 1N7

2.	Date of Material Change

August 29, 2012.

3.	News Release

A news release disclosing the material change was issued on August 29, 2012 through the facilities of Marketwire and filed on SEDAR.

4.	Summary of Material Change

Royal Standard announced that it has entered into a non-binding letter of intent (the "LOI") with Scorpio Gold Corporation ("Scorpio") to sell its Goldwedge, Pinon and Fondaway Canyon property interests to Scorpio in consideration for $2.5 million in cash, 17.5 million shares of Scorpio and the assumption by Scorpio of approximately US$12 million in principal and all interest, fees and other amounts due on such principal currently owing by Royal Standard to Waterton Global Value, L.P. In connection with the entering into of the LOI, Royal Standard announced that it will slow down daily activity at Goldwedge, its flagship operation, while the future strategy of Royal Standard is resolved. In the interim, the Company is focusing on a maintenance and upkeep program at its Goldwedge property.

5.	Full Description of Material Change

Royal Standard announced that it has entered into a non-binding letter of intent with Scorpio to sell its Goldwedge, Pinon and Fondaway Canyon property interests to Scorpio in consideration for $2.5 million in cash, 17.5 million shares of Scorpio and the assumption by Scorpio of approximately US$12 million in principal and all interest, fees and other amounts due on such principal currently owing by Royal Standard to Waterton Global Value, L.P., the Company's principal creditor. Pursuant to the letter of intent, Scorpio has provided a $250,000 refundable advance deposit to Royal Standard and agreed to advance an additional $100,000 per month until closing. On August 28, 2012, Scorpio's stock closed at $0.60.

There can be no assurance that a binding agreement will be entered into or that a transaction will ultimately be concluded with Scorpio.

Completion of a transaction will be subject to the negotiation and entering into of a binding agreement and the satisfaction of a number of conditions, including, but not limited to: each of Royal Standard and Scorpio being satisfied with the results of their respective due diligence investigations; Waterton consenting to the transaction and agreeing to terms acceptable to Scorpio on Scorpio's assumption of the outstanding debt and royalty obligations outstanding to Waterton; the receipt of all requisite approvals from Royal Standard's shareholders and if applicable, Scorpio's shareholders; and receipt of all requisite regulatory approvals including the approval of the TSX Venture Exchange.

During the due diligence process, Royal Standard will slow down daily activity at Goldwedge, its flagship operation, while the future strategy of the Company is resolved. In the interim, the Company is focusing on a maintenance and upkeep program in preparation for the next phase of development at Goldwedge.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Philip Gross, Interim President and Chief Executive Officer Tel: 775 487 2454

9.	Date of Report

September 6, 2012